EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2011.

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2011	2010	2009(1)	2008(1)	2007
(in thousands, except ratios)
Earnings:
Income (loss) before assessments	$93,380	$27,901	$(161,609)	$(199,364)	$96,257
Fixed charges	270,084	398,091	663,954	2,068,518	2,835,663
Earnings available for fixed charges	$363,464	$425,992	$502,345	$1,869,154	$2,931,920
Fixed Charges:
Interest expense on consolidated obligations	$269,042	$396,988	$662,129	$2,042,726	$2,786,847
Interest expense on deposits and borrowings	100	268	922	25,074	48,267
Interest portion of rental expense (2)	942	835	903	718	549
Fixed charges	$270,084	$398,091	$663,954	$2,068,518	$2,835,663
Ratio of earnings to fixed charges	1.35	1.07	—	—	1.03

(1)	Earnings were inadequate to cover fixed charges by approximately $161.6 million and $199.4 million for the years ended December 31, 2009 and 2008.
(2)
The interest portion of rental expense does not include $837,000, $442,000, $301,000, $193,000, and $878,000 in recoveries in 2011, 2010, 2009, 2008, and 2007 of our lease abandonment costs due to adjustments in projected future rental rates.